From: Bulkin, Vlad
Sent: Friday, January 06, 2017 5:18 PM
To: 'minored@sec.gov' (minored@sec.gov) (minored@sec.gov)
Cc: Pangas, Harry S.
Subject: TICC N-2/A

Dominic,

Please find attached for your review the updated disclosure regarding the advisory fees from TICC Capital Corp.’s N-2/A.

Please let me know if you have any further comments or questions.

Regards,

Vlad

Vlad Bulkin | Counsel

Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700 | Washington, DC 20001-3980
202.383.0815 direct | 202.637.3593 facsimile
vlad.bulkin@sutherland.com | www.sutherland.com
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